SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 To

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the

Securities Exchange Act of 1934

NUMERICAL TECHNOLOGIES, INC

(Name of Subject Company)

NUMERICAL TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value

(Title of Class of Securities)

67053T101

(CUSIP Number of Class of Securities)

Dr. Narendra K. Gupta

Interim President and Chief Executive Officer

70 West Plumeria Drive

San Jose, California 95134-2134

(408) 919-1910

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

John V. Roos, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, initially filed on January 23, 2003 by Numerical Technologies, Inc., a Delaware corporation (“Numerical” or the “Company”), as amended by Amendment No. 1 to Schedule 14D-9 filed by the Company on February 13, 2003 (the “Schedule 14D-9” or the “Statement”). The Schedule 14D-9 relates to the tender offer by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), to purchase all the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Numerical at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003, as amended, and in the related Letter of Transmittal, which were filed with the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively (the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Synopsys and Purchaser with the Securities and Exchange Commission on January 23, 2003, as amended by additional filings on February 5, 2003, February 13, 2003 and February 21, 2003. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.    Additional Information.

Item 8 is hereby amended and supplemented by adding the following text as the penultimate subsection of Item 8:

“Extension of Offer

On February 21, 2003, Synopsys issued a press release announcing that Purchaser had extended the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, until 12:00 midnight, New York City time, on Monday, February 24, 2003. A copy of the press release issued by Synopsys is incorporated herein by reference as Exhibit (e)(23). The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Thursday, February 20, 2003. Synopsys and Purchaser have advised the Company that, as of 12:00 midnight, New York City time, on Thursday, February 20, 2003, an aggregate of approximately 28,993,133 Shares were tendered to Purchaser pursuant to the Offer, including approximately 9,726,820 Shares delivered through notices of guaranteed delivery, representing approximately 85% of the outstanding Shares.

The expiration date of the Offer was extended because the waiting period applicable to the pre-merger notification filing made by Synopsys under the HSR Act, has not yet expired or been terminated. As previously announced, the waiting period is scheduled to expire at 11:59 P.M. on Monday, February 24, 2003, unless such period is earlier terminated or extended by the FTC and the Antitrust Division. The Offer remains subject to the terms and conditions set forth in the Offer to Purchase, as amended, and other related materials filed by Synopsys and Purchaser with the Securities and Exchange Commission.”

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ITEM 9.    Material to be Filed as Exhibits.

The description of Exhibit (a)(1) is amended to read as follows:

“Offer to Purchase, dated January 23, 2003, as amended on February 5, 2003, February 13, 2003 and February 21, 2003 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Neon Acquisition Corporation and Synopsys, Inc. with respect to the Offer on January 23, 2003, as amended on February 5, 2003, February 13, 2003 and February 21, 2003 (“Schedule TO”)).”

Item 9 is hereby further amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description
(e)(23)	Press Release, dated February 21, 2003, issued by Synopsys (incorporated by reference to Exhibit (a)(1)(K) of Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2003

NUMERICAL TECHNOLOGIES, INC.

/s/ NARENDRA K. GUPTA
Narendra K. Gupta
Interim President and Chief Executive Officer

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